Lantis Laser Inc.
11 Stonebridge Court
Denville, New Jersey 07834
(203) 300-7622

December 5, 2008

VIA EDGAR CORRESPONDENCE
Mr. Russell Mancuso
Branch Chief
Securities and Exchange Commission
100 F Street, NE, Mail Stop 6010
Washington, DC 20549

Re:	Lantis Laser Inc.
Amendment No. 7 to Registration Statement on Form SB-2 on Form S-1/A
Filed December 5, 2008
File No. 333-146331

Dear Mr. Mancuso:

We are in receipt of your comment letter dated November 5, 2008. We have addressed your comments by reproducing below each comment and providing our response immediately thereafter.

Our Business, page 13

1.
We note your response to prior comment 2 that your reference to no plans to purchase equipment on page 23 does not include the purchases under exhibit 10.15. Please tell us where you have described the magnitude of the purchases under exhibit 10.15.

We have revised our disclosure on pp. 13-14 in response to this comment.

Licenses and Patents, page 16

2.
We note your response to prior comment 3 and your disclosure on page 18. Please revise to disclose, if true, that pursuant to the license agreement you are required to spend an aggregate of not less than fifty thousand dollars for the development of the patent technology by July 8, 2009. Please also revise your disclosure that you have allocated no funds toward the development of this technology to clarify whether you intend to meet the $50,000 funding obligation.

We have revised our disclosure on p. 18 in response to this comment.

Management’s Discussion and Analysis, page 22

3.
We note your revisions in response to prior comment 4; however, it appears that you continue to combine expenses related to public and investor relations with expenses related to developing your products. If a significant portion of your increased expenses is related to activities to promote your stock or another reason unrelated to development of your product, it is unclear how investors can know this given your method of disclosure. Please revise or advise.

We have revised our disclosure on pp. 23-24 in response to this comment.

4.	If material expenses were related to services that were not performed as mentioned in your response to prior comment 5, please fully discuss the circumstances surrounding these expenses.

We have added a paragraph under the subheading “Total Operating Expenses” to our disclosure on p. 24 in response to this comment.

Security Ownership, page 32

5.
Given paragraphs 14, 18, 25 and 31 of the June 4,2008 “Certification of Stanley Baron” filed in the New Jersey action, please tell us why the consultants are not included in this table; it appears that the parties are under common control. Also tell us why the consulting agreements are not filed as exhibits to the registration statement.

Please be advised that we believe VAR Growth Corporation (controlled by Barry Davis) and DC International Consulting, LLC (controlled by Danny Colon) work together for business purposes, and that Mr. Davis at times speaks for DC International Consulting on business-related matters. However, we have no information to support your statement that “it appears that the parties are under common control” - we are not aware of any direct or indirect contract, arrangement, understanding, relationship or other manner by virtue of which Mr. Davis has or shares voting or investment power over securities held by DC International Consulting or by virtue of which Mr. Colon has or shares voting or investment power over securities held by VAR Growth Corporation.

Notwithstanding the fact that they were presented to us as a “take-it-or-leave-it” proposition, the consulting agreements are not filed as exhibits as they are routine agreements that are not material.

Financial Statements

6.
We reference your response to comment 5. Please revise to provide disclosure in a subsequent event footnote or updated financial statements about the settlement with DC Consulting and VAR Growth. Your revised disclosure should include all material terms and provisions of the settlement agreement and the related accounting treatment for the settlement, including the accounting literature you are relying on. Please also tell us specifically the value you attributed to these services at measurement date and the amounts recognized as expense in the year 2007 and the interim periods in 2008. Discuss how your accounting for the settlement affects previously recognized amounts in your financial statements.

We have discussed the subject litigation and subsequent settlements in a subsequent event footnote to our September 30 financial statements. Please be advised that because the settlement entails the surrender and cancellation of shares, and the shares have not been surrendered for cancellation, there is no accounting to disclose at this time. Upon such surrender and cancellation, we intend to account for the settlement as a decrease in the number of shares outstanding, accompanied by a corresponding offsetting adjustment to paid-in capital, without any impact on our statement of operations. We are not aware of any accounting literature that would contradict this accounting treatment.

At November 15, 2007 (when the agreements were entered into), we attributed a value of $2.4 million to these services, of which $300,000 were current and $2.1 million were prepaid expenses. That $2.1 million in prepaid expenses was written down at a rate of $200,000 per month, commencing with December 2007.

We do not believe our accounting for the settlement affects previously recognized amounts in our financial statements.

Recent Sales of Unregistered Securities, page II-2

7.
Please expand your response to prior comment 5 to tell us when the shares that will not be cancelled in the settlement will be eligible for sale in the public market. Provide us copies of the settlements. Also tell us:

We believe that the shares that have not been cancelled in the settlement - 1,250,000 shares held by DC Consulting and 1,750,000 shares held by VAR Growth and its affiliates - became eligible for sale in the public market on November 15, 2008 (the applicable holding period being twelve months).

Supplementally, we have hand-delivered copies of the settlement agreements.

•	how, given the nature of the potential harm cited in the complaints, you concluded that the litigation was not required to be disclosed in versions of your prospectus prior to the settlement,

Neither the outcome nor the settlement of either of these legal proceedings has had or is expected to have any material effect on our financial position, results of operations, or cash flows.

•	how you concluded that your risk factors need not describe these transactions as concrete examples of the risks that you face,

To the extent that our complaints cited the potential negative impact on the market price for our common stock in the event that DC Consulting or VAR were able to resell their shares, we believe that our prospectus adequately discusses the potential risks an investor should consider before making an investment in our common stock, including risks related to the market for our common stock, and that neither a decision in favor of the defendants nor the settlement of either of these legal proceedings requires any change in our discussion of risk factors.

•	how you concluded that investors need not be told of the number of shares that will be cancelled, and

The number of shares cancelled (i.e., 3,000,000 shares) represents less than three percent of the total number of our shares currently issued and outstanding. Similarly, the applicable threshold that would require us to report an unregistered issuance of our shares is five percent (Form 8-K Item 3.02, paragraph (b)) Accordingly, we do not believe that the cancellation of this number of shares is a material occurrence.

Moreover, it should be noted that the cancellation is reflected in our disclosures throughout the registration statement concerning the total number of shares currently outstanding, the total number of shares that will be outstanding if selling stockholders convert their notes, the underlying shares of which are being registered, and the number of restricted shares eligible for resale.

•	when the cancellation will occur.

The shares have been surrendered and cancelled.

8.
Please expand your response to prior comment 6 to tell us why you could not assure that a “properly legended warrant” would not be transferred to an innocent purchaser. Wouldn’t the existence of the legend severely limit the purchaser’s claim that it acquired the shares without knowledge of the transfer restriction? Are you aware of any authority that a “purchaser who does not understand the restrictions” can claim to be an innocent purchaser when there is “proper legend”? Also, please address the final sentence of prior comment 6.

Rather than debate the merits of what was intended to be an illustrative analogy, we respectfully suggest that the Staff focus on the substance of our response to prior comment 6, namely, our proposed corrective action. To that end, please be advised that we have collected all of the outstanding warrants that bear the restrictive legends in question. Accordingly, we reiterate our previous suggestion to correct the restrictive legends. In the meantime, no warrant holder can transfer warrants to any other person or entity without coordinating such transfer with us.

Regarding the final sentence of prior comment 6, please be advised that we intend to ensure that a lawful subsequent purchaser of a warrant is eligible to participate in our ongoing unregistered offer and sale of the securities underlying the warrant by requiring a completed investor questionnaire and customary “investment representations” as a condition of any such transfer.

* * *

If you have any further comments or questions regarding our response, please contact our legal counsel, Ernest M. Stern, Seyfarth Shaw LLP, at (202) 828-5360. If you cannot reach him, please call me at (203) 300-7622.

Very truly yours,

/s/ Stanley B. Baron
Stanley B. Baron

cc:	Ernest M. Stern, Esq.
Daniel J. MacTough, Esq.